                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549
                                                              FORM 12b-25
                                        [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: June 30, 2006                                                           SEC FILE NUMBER 814-00695
                                                                                           CUSIP NUMBER 20029Q107
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire
Form 10-QSB

Part I - Registrant Information
                                                                                                                           Full Name
of Registrant              Comcam, Inc.

         Former Name if Applicable  N/A

         Address of Principal Executive Office:
                  1140 McDermott Drive, Suite 200
                   West Chester Pennsylvania 19380

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company is in the process of reviewing its interim financial statements with its independent auditors.  As a result of this process, the Company's management has been delayed in its efforts to provide the information that is required to be disclosed in its 10-QSB.  Consequently, the Company may not be able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

                           Don Gilbreath    Chief Executive Officer              (610) 436-8089
                           (Name)             (Title)                                   (Telephone Number)

         (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section
30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer if no, identify report(s).
                                                                                        (X) Yes ( ) No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                        ( ) Yes (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  N/A

                                                             ComCam, Inc.
                                             (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2006                       By: /s/ Don Gilbreath
                                                =================
                                            Name: Don Gilbreath
                                            Title:   Chief Executive Officer